September 25, 2023

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On August 1, 2023, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment Nos. 271/272 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment Nos. 280/281 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (the "Registration Statement"). These two amendments were filed for the purpose of adding two new exchange-traded funds ("ETFs") to the Trust – the ProShares Ether Strategy ETF, and the ProShares Short Ether Strategy ETF. On August 2, 2023, the Trust filed with the Commission Post Effective Amendment No. 273 under the 1933 Act and Amendment No. 282 under the 1940 Act to the Registration Statement. This amendment was filed for the purpose of adding one new ETF to the Trust – the ProShares Bitcoin & Ether Strategy ETF. Finally, on August 3, 2023, the Trust filed with the Commission Post Effective Amendment No. 274 under the 1933 Act and Amendment No. 283 under the 1940 Act to the Registration Statement. This amendment was filed for the purpose of adding one new ETF to the Trust – the ProShares Bitcoin & Ether Equal Weight Strategy ETF (collectively, the "Amendments" and each a "Fund", and collectively, the "Funds").

We received additional comments from you (the "Staff") relating to the Amendments on September 7, 2023. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file post-effective amendments to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filings"). The B-Filings are being made for the purpose of incorporating modifications to each Fund's prospectus and statement of additional information in response to your comments on the Amendments as described in this letter and to make other minor and conforming changes.

ProShares Ether Strategy ETF

1.Comment: Under principal investment strategies in the first paragraph, please disclose in bold text that the Fund does not invest directly in ether.

Response: The Trust has revised the disclosure as requested.

2.Comment: Under "Ether Futures Risk" (p. 5), please explain what position limits and accountability levels are.

Response: The Trust has revised the Ether Futures Risk disclosure in each Fund's summary prospectus in response to the Staff's position as marked below:

Ether Futures Risk – The market for ether futures may be less developed, and potentially less liquid and more volatile, than more established futures markets. While the ether futures market has grown substantially since ether futures commenced trading, there can be no assurance that this growth will continue. The price for ether futures contracts is based on a number of factors, including the supply of and the demand for ether futures contracts. Market conditions and expectations, regulatory limitations or limitations imposed by the listing exchanges or futures commission merchants ("FCMs") (e.g., margin requirements, position limits, and accountability levels), collateral requirements, availability of counterparties, and other factors each can impact the supply of and demand for ether futures contracts.

Market conditions and expectations, margin requirements, position limits, accountability levels, collateral requirements, availability of counterparties, and other factors may also limit the Fund's ability to achieve its desired exposure to ether futures contracts. If the Fund is unable to achieve such exposure it may not be able to meet its investment objective and the Fund's returns may be different or lower than expected. Additionally, collateral requirements may require the Fund to liquidate its positions, potentially incurring losses and expenses, when it otherwise would not do so. Investing in derivatives like ether futures may be considered aggressive and may expose the Fund to significant risks. These risks include counterparty risk and liquidity risk.

The performance of ether futures contracts and ether may differ and may not be correlated with each other, over short or long periods of time, for a variety of reasons, including the costs associated with futures investing. The performance of back-month futures contracts is likely to differ more significantly from the performance of the spot prices of ether. To the extent the Fund is invested in back- month ether future contracts, the performance of the Fund should be expected to deviate more significantly from the performance of ether.

In addition, the Trust has revised the section entitled "Ether Futures" in each Fund's statutory prospectus to add the following disclosure:

The Fund's ability to invest in ether futures contracts is subject to regulatory limitations, limitations imposed by listing exchanges and in some instances limitations imposed by FCMs (e.g., margin requirements, position limits, and accountability levels). Position limits are predetermined maximum levels of futures that can be owned or controlled by a market participant. An accountability level is a threshold of futures holdings established by an exchange that, once met, subjects a market participant to greater scrutiny, such as providing information to the exchange about the Fund and its futures positions and the possibility that the exchange would prevent the Fund from increasing the size of its ether futures position or require it to decrease its position in ether futures contracts. The Fund's futures positions may be aggregated with those held by certain of its affiliates for purposes of applying position limits and accountability levels, meaning that the amount of ether futures held by certain affiliates of the Fund could affect the Fund's ability to enter into additional ether futures contracts or subject the Fund to a requirement to decrease its position in ether futures contracts. Margin requirements specify the minimum amount of cash required to be deposited with an FCM for open futures contracts.

3.Comment: Under "Ether Futures Risk" (p.5), please supplementally inform the Staff why counterparty risk is applicable given the narrow strategy.

Response: The Fund is exposed to counterparty risk in connection with its investments in futures contracts, repurchase agreements, and reverse repurchase agreements. While the risk of loss due to a default for these transactions is limited, the Trust believes it is appropriate to disclose to investors that the Fund may lose money if a counterparty does not meet its contractual obligations.

4.Comment: Under "Ether Futures Risk," please explain that another reason for the difference in performance between futures contracts and spot prices may be the cost associated with futures investing.

Response: The Trust has revised the Ether Futures Risk disclosure in response to the Staff's comment as reflected in Comment #2 above.

5.Comment: Under "Ether Risk" (p. 6), the Staff noted the disclosure regarding the risk posed by one person or a coordinated group of validators gaining control of two-thirds of staked ether. As the position of greater than 50% of staked ether also would enable such a validator or group of validators to execute extensive attacks due to Ethereum's fork choice algorithm, please revise your disclosure accordingly.

Response: The Trust has revised the Ether Risk disclosure in response to the Staff's comment as marked below:

Ether Risk – The Fund's investments in ether futures contracts exposes the Fund to the risks associated with an investment in ether because the price of ether futures is substantially based on the price of ether. Ether is a relatively new innovation and the market for ether is subject to rapid price swings, changes and uncertainty. The further development of the Ethereum Network and the acceptance and use of ether are subject to a variety of factors that are difficult to evaluate. The slowing, stopping or reversing of the development of the Ethereum Network or the acceptance of ether may adversely affect the price and liquidity of ether. Ether is subject to the risk of fraud, theft, manipulation or security failures, operational or other problems that impact ether trading venues. Additionally, if one or a coordinated group of validators were to gain control of ~~two-thirds~~ 33% or more of staked ether, they would have the ability to execute extensive attacks, manipulate transactions and fraudulently obtain ether. If such a validator or group of validators were to gain control of one-third of staked ether, they could halt payments. A significant portion of ether is held by a small number of holders sometimes referred to as "whales". Transactions ~~of~~ by these holders may influence the price of ether.

6.Comment: Under "Ethereum Protocol" (p. 9), the Staff believes this disclosure is materially incomplete without a description of the Ethereum Foundation's role in the development of the Ethereum blockchain or, to be more specific, the software protocol underlying the blockchain.

Response: The Trust has added the following disclosure to the Fund's prospectus.

The Ethereum Foundation ("EF") is a non-profit organization that is dedicated to supporting Ethereum and related technologies. The EF, alongside other organizations, supports Ethereum Protocol development through funding and advocacy. The EF finances its activities through its initial allocation of ether at the launch of the Ether Network in 2015. Although the EF does not control Ethereum, and is one of many organizations within the Ethereum ecosystem, it is the most significant driving force for Ethereum Protocol development and support of Ethereum generally.

7.Comment: Under "Ether Futures" (p. 10), please define constituent exchanges and please revise disclosure to refer to these exchanges as digital asset trading venues or crypto asset trading venues and clarify that they are not registered with, and thus are not subject to the regulation and supervision of, a federal financial markets regulator.

Response: The Trust has revised the Ether Futures disclosure in response to the Staff's position as marked below.

Ether Futures

"

CME Ether Futures commenced trading on the CME ~~Globex electronic trading platform~~, a CFTC registered futures exchange, on February 8, 2021 under the ticker symbol "ETH". CME Ether Futures are cash-settled in U.S. dollars, based on the CME CF Ether Reference Rate. The CME CF Ether Reference Rate is a volume-weighted composite of U.S. dollar-ether trading activity on ~~the Constituent Exchanges. The Constituent Exchanges are selected by CF Benchmarks based on the Constituent Exchange Criteria. The Constituent Exchange Criteria requires each Constituent Exchange~~ spot ether trading venues selected by an oversight committee established by the CME and CF Benchmarks, the administrator of the CME CF Ether Reference Rate, based on predefined criteria established by CF Benchmarks and approved by the oversight committee. The criteria require, among other things, each selected trading venue to implement policies and procedures designed to ensure fair and transparent market conditions and to identify and impede illegal, unfair or manipulative trading practices. ~~Additionally, each Constituent Exchange must comply with, among other things, capital market regulations, money transmission regulations, client money custody regulations, know-your-client regulations and anti-money laundering regulations.~~ The selected trading venues are not registered exchanges and are not subject to the regulation and supervision of a federal financial markets regulator. Each selected trading venue is reviewed annually by an oversight committee established by CF Benchmarks to confirm that the selected trading venue continues to meet all criteria.CF Benchmarks and the CME CF Ether Reference Rate are subject to United Kingdom Financial Conduct Authority Regulation.

8.Comment: Under "A Precautionary Note to Purchasers of Creation Units" (p. 17) in the second paragraph, please remove the statement that the Fund reserves the absolute right to reject the purchase order and please also delete clauses s (c) and (e).

Response: The Trust removed this disclosure from the statutory prospectus and has made the requested revisions to similar language that appears in the statement of additional information.

ProShares Short Ether Strategy ETF

Note: As discussed with the Staff, Comments 9 – 20 relating to the ProShares Short Ether Strategy ETF will be provided under separate cover.

ProShares Bitcoin & Ether Strategy ETF

21.Comment: Please explain in the summary prospectus that the price movements of bitcoin and ether generally have been highly corelated and that ether has generally been more volatile and thus the price tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on days that bitcoin falls.

Response: The Trust has added the following disclosure in the Fund's summary prospectus.

Historically, the spot price movements of ether and bitcoin generally have been correlated. The spot prices of ether historically have generally been more volatile than the spot prices of bitcoin (i.e., rising more than the spot prices of bitcoin on days that the spot prices of bitcoin rise and falling more than bitcoin on days that the spot prices of bitcoin fall). There is no guarantee that this correlation will continue or that the prices of ether or bitcoin will be dependent upon, or otherwise related to, each other or that the relative volatility of spot bitcoin and spot ether will continue.

22.Comment: Under "Principal Investment Strategies" (p. 4), please clearly define how the index is weighted as there are different ways that market capitalization can be defined or interpreted. Please disclose the breakdown of the market capitalizations in percentage terms or as a ratio as of a recent date.

Response: As discussed with the Staff, the Trust has revised the principal investment strategy of ProShares Bitcoin & Ether Strategy ETF and ProShares Bitcoin & Ether Equal Weight Strategy ETF to reflect an actively managed investment strategy. As ProShares Bitcoin & Ether Strategy ETF will no longer be tracking an index, the Trust has not made the requested change but has included similar information in the revised principal investment strategy excerpted in part below:

The Fund seeks to achieve its investment objective primarily through managed exposure to bitcoin and ether futures contracts. In this manner, the Fund seeks to provide investment results that correspond to the performance of a market- capitalization weighted basket of bitcoin and ether. The Fund does not invest directly in bitcoin or ether. Investors seeking a direct investment in bitcoin or ether should consider an investment other than the Fund. At the beginning of each month the Fund will invest its assets in proportion to the market-capitalization of bitcoin and ether. Market-capitalization is determined by multiplying the price of bitcoin or ether by the amount in circulation (i.e., the total amount mined or minted and available for use). Bitcoin and ether futures contracts are replaced or "rolled" each month to the next month's contract prior to expiration. The Fund's market-capitalization weighted exposure is reestablished each month in connection with the rolling of bitcoin and ether futures. As of September 15, 2023, the market capitalization weight of bitcoin and ether was 73% and 27%, respectively.

The Trust confirms that it will include the bracketed information as of a recent date in the B-Filing.

23.Comment: Please disclose whether the Fund is using replication or representation strategy to track the index.

Response: As the Fund will no longer be tracking an index, the Trust has not made the requested change.

24.Comment: Under "Exchange-Traded Funds" (p. 5), please inform the Staff whether investments in ETFs will be a principal strategy of the Fund. If so, please disclose in the investment strategy section the circumstances in which the Fund would invest in such instruments and to the extent the Fund does so it may not meet its investment objective.

Response: The Trust confirms that investments in U.S. listed ETFs will be a principal strategy of the Fund. The Trust has revised the Principal Risks to include the following:

Risk of Investing in Exchange-Traded Funds (ETFs) – Investing in other investment companies, such as ETFs, subjects the Fund to those risks affecting the underlying ETFs, such as risks that the investment management strategy of the ETF may not produce its intended results (management risk) and the risk that the ETF could lose money over short periods due to short-term market movements and over longer periods during market downturns (market risk). In addition, investing in ETFs involves the risk that an ETF's performance may not track the performance of the index or markets that the ETF is designed to track, which may result in losses to such ETF and, ultimately, the Fund. In addition, ETFs may trade at a price below their net asset value. Moreover, the Fund will incur its pro rata share of the expenses of the underlying ETF's expenses.

25.Comment: Please clarify whether the reference to ETFs refers to those that are U.S. traded.

Response: The Trust has revised the referenced disclosure to so clarify.

Exchange-Traded Funds — In limited circumstances, for example, if the

Fund is unable to obtain the desired exposure through crypto futures contracts or in order to facilitate compliance with certain tax requjiremetns, the Fund may invest in shares of other ETFs, which are registered investment companies that are traded on U.S. stock exchanges and ~~hold assets such as stocks or bonds~~ provide exposure to crypto futures contracts.

26.Comment: Under "Investment Strategy Risk," the disclosure provides that the Fund invests in crypto futures contracts and "other instruments" that provide exposure to "crypto futures". Please clarify what those other instruments are.

Response: The Trust has revised the Investment Strategy Risk disclosure in response to the Staff's position as marked below:

Investment Strategy Risk – The Fund seeks to provide investment returns that correspond to the performance of a market-capitalization weighted basket of bitcoin and ether by primarily investing in crypto futures contracts and ~~other instruments (~~exchange-traded funds that provide exposure to crypto futures. The Fund does not invest directly in or bitcoin or ether. Investors seeking a different investment in crypto should consider an investment other than the Fund. While the performance of crypto futures contracts, in general, has historically been highly correlated to the performance of spot crypto, there can be no guarantee that this will continue. The performance of the Fund should be expected to perform differently from the spot price of crypto.

27.Comment: Under "Correlation Risk", please state that to the extent the Fund does not have exposure to all of the securities in the index, the Fund may not meet its investment objective.

Response: As the Fund will no longer be tracking an index, the Trust has not made the requested change.

28.Comment: Please add passive investing as a principal risk.

Response: As the Fund will no longer be tracking an index, the Trust has not made the requested change.

29.Comment: Please remove "Active Management Risk" as the Fund is not actively managed.

Response: As the Fund will no longer be tracking an index, the Trust has not made the requested change.

30.Comment: Under "Position Limits and Accountability Levels" (p. 20) of the statement of additional information, please review the below paragraph for instances that refer only to bitcoin to determine if they should refer to ether and bitcoin.

The Fund also may, after consultation with the Staff of the SEC, consider investing in U.S. listed futures contracts on other than bitcoin or ether or in other crypto- related instruments whose performance the Advisor believes may correspond to the performance of ether or ether futures contracts, such as exchange traded notes and funds, privately offered funds, or swaps on an ether reference rate. The Fund would not invest in these other instruments if doing so would be inconsistent with applicable law or regulation or the then-stated position of the SEC or its staff. In addition, the Advisor might recommend to the Board that the Fund convert to an open-end or closed-end fund structure or other pooled investment vehicle that invests directly in spot ether.

Response: The Trust has revised the referenced disclosure to the Staff's position as marked below:

The Fund also may, after consultation with the Staff of the SEC, consider investing in U.S. listed futures contracts on digital assets other than bitcoin or ether or in other crypto-related instruments whose performance the Advisor believes may correspond to the performance of ether or bitcoin or ether or bitcoin futures contracts, such as exchange traded notes and funds, privately offered funds, or swaps on a bitcoin or ether reference rate. The Fund would not invest in these other instruments if doing so would be inconsistent with applicable law or regulation or the then-stated position of the SEC or its Staff. In addition, the Advisor might recommend to the Board that the Fund convert to an open-end or closed-end fund structure or other pooled investment vehicle that invests directly in spot ether or spot bitcoin.

ProShares Bitcoin & Ether Equal Weight Strategy ETF

31.Comment: Please inform the Staff of the index the fund will track.

Response: As noted above the Fund will no longer be tracking an index.

32.Comment: Under "Principal Investment Strategies", please further explain how the index is defining equally weighted. Also, please disclose for context either here or in the statutory prospectus a breakdown of the bitcoin and ether market capitalizations as of a recent date as measured by the price of the crypto asset times the supply of the crypto asset.

Response: As the Fund will no longer be tracking an index, the Trust has not made the requested change but has included similar information in the revised principal investment strategy excerpted in part below:

The Fund seeks to achieve its investment objective primarily through managed exposure to bitcoin and ether futures contracts. In this manner, the Fund seeks to provide investment results that correspond to the performance of an equal weight basket of bitcoin and ether. The Fund does not invest directly in bitcoin or ether.

Investors seeking a direct investment in bitcoin should consider an investment other than the Fund. At the beginning of each month the Fund will invest half its assets in instruments providing bitcoin futures exposure and the other half in instruments providing ether futures exposure. Bitcoin and ether futures contracts are replaced or "rolled" each month to the next month's contract prior to expiration. The Fund's equal weight exposure is reestablished each month in connection with the rolling of bitcoin and ether futures.

The Trust revised the statutory prospectus to state:

As of September 15, 2023, the market capitalization of bitcoin and ether was 73% and 27%[], respectively. Market capitalization is determined by multiplying the price of bitcoin or ether by the amount in circulation (i.e., the total amount mined or minted and available for use).

The Trust confirms that it will include the bracketed information as of a recent date in the B-Filing.

33.Comment: Under "Liquidity Risk", please disclose that these risks may result in the Fund being unable to equally weight the index when rebalanced and that this could affect the ability of the Fund to meet its investment objective. This comment also applies to "Crypto Futures Risk" and "Crypto Futures Capacity Risk" disclosures.

Response: The Trust has revised the referenced disclosure in response to the Staff's position as marked below:

Liquidity Risk — The market for the crypto futures contracts is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Market disruptions or volatility can also make it difficult to find a counterparty willing to transact at a reasonable price and sufficient size. Illiquid markets may cause losses, which could be significant. The large size of the positions which the Fund may acquire increases the risk of illiquidity, may make its positions more difficult to liquidate, and may increase the losses incurred while trying to do so. Such large positions also may impact the price of crypto futures, which could decrease the correlation between the performance of crypto futures and crypto. This risk may result in the Fund being unable to equally weight the index when rebalanced, and this could affect the ability of the Fund to meet its investment objective.

Crypto Futures Risk – The market for crypto futures may be less developed, and potentially less liquid and more volatile, than more established futures markets. While the crypto futures market has grown substantially since crypto futures commenced trading, there can be no assurance that this growth will continue. The price for crypto futures contracts is based on a number of factors, including the supply of and the demand for crypto futures contracts. Market conditions and expectations, position limits, accountability levels, collateral requirements, availability of counterparties, and other factors each can impact the supply of and demand for crypto futures contracts. Market conditions and expectations, position limits, accountability levels, collateral requirements, availability of counterparties, and other factors may also limit the Fund's ability to achieve its desired exposure to crypto futures contracts. If the Fund is unable to achieve such exposure it may not be able to meet its investment objective and the Fund's returns may be different or lower than expected. Additionally, collateral requirements may require the Fund to liquidate its positions, potentially incurring losses and expenses, when it otherwise would not do so. Investing in derivatives like crypto futures may be considered aggressive and may expose the Fund to significant risks. These risks include counterparty risk and liquidity risk. For all these and potentially other reasons, the Fund may be unable to equally weight the index when rebalanced, and this could affect the ability of the Fund to meet its investment objective.

The performance of crypto futures contracts and crypto may differ and may not be correlated with each other, over short or long periods of time. The performance of back-month futures contracts is likely to differ more significantly from the performance of the spot prices of crypto. To the extent the Fund is invested in back-month crypto future contracts, the performance of the Fund should be expected to deviate more significantly from the performance of the spot prices of crypto.

Crypto Futures Capacity Risk – If the Fund's ability to obtain exposure to crypto futures contracts consistent with its investment objective is disrupted for any reason including, for example, limited liquidity in the crypto futures market, a disruption to the crypto futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund's futures commission merchants ("FCMs"), the listing exchanges, or the CFTC, the Fund may not be able to achieve its investment objective and may experience significant losses. In such circumstances, the Advisor intends to take such action as it believes appropriate and in the best interest of the Fund. Any disruption in the Fund's ability to obtain exposure to crypto futures contracts will cause the Fund's performance to deviate from the performance of crypto and crypto futures. Additionally, the ability of the Fund to obtain exposure to crypto futures contracts is limited by certain tax rules that limit the amount the Fund can invest in its wholly-owned subsidiary as of the end of each tax quarter. Exceeding this amount may have tax consequences, see the section entitled "Tax Risk" in the Fund's Prospectus for more information. This risk may result in the Fund being unable to equally weight the index when rebalanced, and this could affect the ability of the Fund to meet its investment objective.

* * * * *

We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel